Exhibit 99.1
Operating and Financial Review and Prospects

The activities of Elbit Imaging Ltd. (“Elbit” or the “Company”) are divided into the following principal fields: (i) Commercial and Entertainment Centers - initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - hotel operation and management; (iii) Medical Industries – (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - initiation, construction and sale of residential projects and other mixed-use real property projects, predominantly residential, located primarily in India; and (v) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel.

We may from time to time make written or oral forward-looking statements, including in filings with the U.S. Securities and Exchange Commission (“SEC”), in reports to shareholders, press releases and investor webcasts. Forward-looking statements include statements regarding the intent, belief or current expectations of Elbit and our management about its business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the SEC including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2013, under the caption “Risk Factors.” Any forward-looking statements speak only as of the date of such statement, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited interim consolidated financial data for the period ended June 30, 2014 included elsewhere in this current report on Form 6-K and in conjunction with our consolidated financial statements and the related notes and other financial information included in our current report on Form 6-K filed with the SEC on May 1, 2014.

Six months ended June 30, 2014 compared to corresponding period in 2013

Consolidated income and revenues for the six months period ended June 30, 2014 amounted to NIS 239 million ($ 69 million) compared to NIS 237 million in the corresponding period in 2013. Following is the analyses of our revenues

(i)
Revenues from hotel operations and management amounted to NIS 97 million ($28 million) in the first half of 2014 compared to NIS 103 million in the corresponded period. The decrease is mainly attributable to decrease in the revenue from our hotel in Romania. The average occupancy rate in our hotels was approximately 75% in 2014 and 74% in 2013, and the average room rate decreased from €95 in 2013 to €93 in 2014.Our hotels consist of 1,026 rooms of in 2013 and 2014.

(ii)
Revenues from the sale of fashion retail and other increased to NIS 82 million ($24 million) in the first half of 2014 compared to NIS 66 million in the corresponding period. The increase is mainly attributable to increase in the revenues from same store and to the operations of two new Mango stores during the first half of 2014, which increased to NIS 82 million in 2014 compared to NIS 66 million in 2013.

(iii)
Rental income from commercial centers amounted to NIS 60 million ($17 million) in the first half of 2014 compared to NIS 69 in the corresponding period. The decrease is mainly attributable to the closing of certain location of PC’s Fantasy Park operation during April 2013. The average occupancy rates increased from 76%-100% in 2013 to 86%-100% in 2014. PC's business model in respect of its commercial centers is to develop, rent and then sell the properties to third parties. Therefor the incomes from the commercial centers in the first half of 2014 and 2013 represented, only the lease income from the commercial centers and may not be sustainable in the future once PC sells the commercial centers as part of its business cycle.

Expenses and losses (income)

Our expenses and losses (income) in 2014 amounted to income in the amount of NIS 749 million ($218 million) compared to losses in the amount of NIS 820 million in the corresponding period in 2013. The decreases in the Expenses and losses are mainly attributable to financial gain from debt restructuring in the amount of 1.6 million billion ($468 million). Set forth below is an analysis of our expenses and losses:

(i)
Cost of hotel operations and management amounted to NIS 85 million ($25 million) in the first half year of 2014 compared to NIS 92 million in the corresponding period. The decrease resulted from the decrease in the revenue as mentioned above.

(ii)
Cost of fashion merchandise increased to NIS 77 million ($22 million) in the first half of 2014 compared to NIS 65 million in the corresponding period in 2013. The increase resulted from the increase in the revenue as mentioned above.

(iii)
Expenses of commercial and entertainment centers amounted to NIS 45 million ($13 million) in the first half of 2014 compared to NIS 57million in the corresponding period in 2013. The decrease in the Fantasy Park operation and the decrease in PC's general and administrative expenses is a result of efficiency measures taken by PC during the reported period.

(iv)
 General and administrative expenses decreased to NIS 18 million ($5 million) in the first half of 2014 compared to NIS 31 million in the corresponding period in 2013. The decrease in mainly attributable to the Company's arrangement costs occurred in the first half of 2013 as well as efficiency in general and administrative cost in the Company’s headquarters.

Six months ended June 30, 2014 compared to corresponding period in 2013 (Cont.)

(v)
Share in losses of associated net amounted to NIS 17 million ($ 5 million) in the first half of 2014 compared to NIS 67 million in the corresponding period. The decrease is attributable to losses from sale of project in India by PC in the total amount of NIS 50 million in the first half of 2013.

(vi)
Financial gain from debt restructuring in the first half of 2014 amounted to approximately NIS 1,610 million ($468 million). Such gain reflects the difference between the carrying amount of the Company's unsecured financial debts (notes and a bank loan) as of the closing of the restructuring and the fair value of the shares and notes issued by the Company based on their quoted closing price on the first day of trading.

(vii)
Financial expenses, net amounted to NIS 196 million ($ 57 million) in the first half of 2014 compared to NIS 143 million in the corresponding period in 2013. The increase of NIS 53 million relates mainly to the following:

•
An increase in the amount of NIS 90 million ($ 26 million) in non-cash expenses, as a result of changes in fair value of financial instruments (mainly Plaza Centers' debentures, call transactions, other derivatives and marketable securities, which are measured at fair value through profit and loss.

Offset by:

•
A decrease in the amount of NIS 33 million ($ 10 million) in interest and CPI- linked borrowing expenses, net, attributable mainly to (i) decrease in the Company interest net mainly due to the lower level of Corporate debts of the Company following the closing of the Company's debt restructuring, offset by (ii) increase in PC interest expenses mainly due to suspension of capitalization of finance expenses to qualified assets.

(viii)
Write-down, charges and other expenses, net, amounted to NIS 424 million ($123 million) in the first half of 2014 compared to NIS 366 in the corresponded period in 2013 In the course of the first half year of 2014 the following write-down in PC’s trading property was performed (in MNIS):

Project name (location)	The 6 month ended June 30, 2014

Casaradio - (Bucharest, Romania)(1)	205
Koregaon Park (Pune, India) (2)	48
Helios Plaza (Athens, Greece) (3)	51
Other, aggregated (4)	102
Total	406

1)
Casaradio

The main changes in the assumptions included in the updated valuation comparing the December 31, 2013 were delays in the timetable for obtaining permits to the Project and to commence the construction, increase in the exit yield of 0.5% and decrease in the average assumed rent for the shopping center and offices schemes.

2)
In respect of the Koregaon park write down was done in light of ongoing delay in the closing process of the transaction that was announced by PC in November 2013 .Also, in light of the ongoing delay, the Company reclassified the Koregaon Park trading property to long term.

Six months ended June 30, 2014 compared to corresponding period in 2013 (Cont.)

3)
Helios Plaza

The main changes in the assumptions included in the updated valuation comparing the December 31, 2013 were due to the fact that the project scheme will have to be redesigned as the building permit will expire at the end of 2014.According to the current zoning the land cannot be used for the construction of a shopping center.  The new valued project is a ground floor retail scheme with office towers on the top. Accordingly, the expected size of the project and the expected rent for the offices were decreased.

4)
Includes mainly plots in Romania and Bulgaria and an operational shopping and entertainment center in Serbia, which were appreciated internally based on management estimation of their expected net realizable values based on the asking price of each asset, or based on offers to purchase the assets received by PC.

(ix)
As a result of the foregoing factors, we recognized profit before income tax in the total amount of NIS 987 million ($287 million) in the first half of 2014 compared to losses in the total amount of NIS 583 million in the corresponded period in 2013.

Income taxes expenses amounted to NIS 4 million ($1 million) in the first half of 2014 compared to Tax benefit in the amount of NIS 2 million in the corresponded period in 2013.

The above resulted in profit of NIS 983 million ($286 million) in the first half year of 2014, of which NIS 1,161 million ($338 million) was attributable to our equity holders and loss in the amount of NIS 178 million ($52 million) was attributable to the non-controlling interest. The loss in the first half year of 2013 included NIS 433 million attributable to our equity holders and NIS 152 million attributable to the non-controlling interest.

(x)	The following table provides supplemental information of our results of operations per segment, for the first half year ended June 30, 2014 (in NIS million):

Segment	Hotels	Commercial Centers	Medical Industries	Fashion Apparel	Residential	Other and Allocations*	Total
Revenues	97	-	23	82	-	(23)	179
Rental income from commercial centers	-	73	-	-	-	(13)	60
Costs and expenses	85	52	59	77	1	(67)	207
Financial expenses (income), net	12	22	1	1		1	37
Other expenses (income), net	-	395		(1)	21	9	424
Share in losses of associates, net	-	-	6			11	17
Segment profit (loss)	-	(396)	(43)	5	(22)	11	(445)
Unallocated general and administrative expenses							(18)
Unallocated financial income							1,450
Profit before income taxes							987
Income Tax							4
Loss for the period							983

Three months ended June 30, 2014 compared to corresponding period in 2013

Consolidated Income revenues and gains for the three months period ended June 30, 2014 amounted to NIS 129 million ($ 37 million) compared to NIS 124 million in the corresponding period in 2013.

Revenues from hotels operations and management amounted to NIS 52 million ($ 15 million) in Q2 2014 compared to NIS 55 million in the corresponding period in 2013. The decrease is mainly attributable to decrease in the revenue from our hotel in Romania.

Costs and expenses of hotels operations and management amounted to NIS 44 million ($ 13 million) in Q2 2014 compared to NIS 47 million in Q2 2013. The decrease resulted from the decrease in the revenue mentioned above.

Revenues from the sale of fashion retail amounted to NIS 48 million ($ 14 million) in Q2 2014 compared to NIS 37 million in Q2 2013. The increase is mainly attributable to increase in revenue from same store and the opening of two new stores.

Cost of fashion retail amounted to NIS 43 million ($ 12 million) in Q2 2014 compared to NIS 35 million in Q2 2013. The increase resulted from the increase in the revenue as aforementioned.

Rental income from commercial centers amounted to NIS 29 million ($ 8 million) in Q2 2014 compared to NIS 32 million in Q2 2013. The decrease is mainly attributable to the decrease in Fantasy Park operations.

Cost of commercial centers amounted to NIS 22 million ($ 6 million) in Q2 2014 compared to NIS 27 million in Q2 2013.The decrease is resulted from decrease in Fantasy Park operation as aforementioned and decrease in PC general and administrative expenses as a result of efficiency measures taken by PC during the reported period.

General and administrative expenses amounted to NIS 8 million ($ 2 million) in Q2 2014 compared to NIS 15 million in Q2 2013.The decrease in mainly attributable to the Company's arrangement costs occurred in the first quarter of 2013 as well as efficiency in general and administrative cost in the Company’s headquarters.

Share in losses of associated, net amounted to NIS 11 million ($ 3 million) compared to NIS 33 million in the corresponding period. The decrease is mainly attributable to the sale of project in India which resulted in a loss of NIS 25 million during Q2 2013.

Financial expenses, net amounted to NIS 86 million ($ 25 million) in Q2 2014 compared to NIS 75 million in Q2 2013. The increase of NIS 11 million relates mainly to the following:

(I)
An increase in the amount of NIS 43 million ($ 12 million) in noncash expenses, as a result of changes in fair value of financial instruments (mainly Plaza Centers' debentures, call transactions, other derivatives and marketable securities, which are measured at fair value through profit and loss).

(II)
An increase in the amount of NIS 10 million ($ 3 million) in exchange rate differences mainly attributable to changes in the exchange rate between the Euro and NIS on PC’s notes, which are recorded in NIS and are measured in EURO.

Offset by:

(I)
A decrease in the amount of NIS 41 million ($ 12 million) in interest and CPI- linked borrowing expenses, net, attributable mainly to decrease in the Company interest and CPI- linked borrowing expenses, net due to the company debt restructuring.

Write-down and other expenses, net amounted to NIS 411 million ($ 120 million) in Q2 2014 compared to NIS 360 million in Q2 2013. The write down and other expenses in Q2 2014 are mainly attributable to the write-down in PC’s trading property in Eastern Europe (mainly in Romania), Greece and India in the amount of NIS 406 million ($ 118 million). As for additional information in respect of the write –down during the period see the six month analysis above.

Three months ended June 30, 2014 compared to corresponding period in 2013 (cont.)

Loss before tax benefits amounted to NIS 494 million ($ 141 million) in Q2 2014 compared to NIS 469 million in Q2 2013.

Tax benefits amounted to NIS 3 million ($ 1 million) in Q2 2014 compared to income tax expenses in the amount of NIS 4 million in Q2 2013.

Loss for the period attributable to equity holders of the Company amounted to NIS 339 million ($ 98  million) in Q2 2014 compared to NIS 333 million in Q2 2013. Total loss for the period in Q2 2014 amounted to NIS 492 million ($ 142 million) compared to NIS 471 million in Q2 2013.

Shareholders' equity as of June 30, 2014 amounted to NIS 890 million ($ 259 million) (out of which Shareholders' equity in the amount to NIS 442 million ($ 129 million) is attributed to the controlling interest).